FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the Registrant”) within China for the first three quarters of 2017, made by the Registrant on October 17, 2017;

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

POWER GENERATION WITHIN CHINA INCREASES BY 26.52% FOR THE FIRST THREE QUARTERS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the third quarter of 2017, the Company’s total power generation by power plants within China on consolidated basis amounted to 107.592 billion kwh, representing an increase of 24.36% over the same period last year. Total electricity sold by the Company amounted to 101.092 billion kwh, representing an increase of 23.79% over the same period last year. For the first three quarters of 2017, the Company’s total power generation by the power plants within China on consolidated basis amounted to 294.271 billion kWh, representing an increase of 26.52% over the same period last year. Total electricity sold by the Company amounted to 277.212 billion kWh, representing an increase of 26.16% over the same period last year. In the first three quarters of 2017, the Company’s average on- grid electricity sales price for its power plants within China amounted to RMB408.96 per MWh, representing an increase of 3.68% over the same period last year.

The substantial increase in the Company’s power generation was mainly attributable to the following factors:

1.	The acquisition of the power assets in areas like Heilongjiang, Jilin and Shandong by the Company contributed to the substantial increase in power generation of the Company; and

2.	The thermal power generation in central China, eastern China and Guangdong increased year on year.

The power generation (in billion kWh) in each region of the Company’s domestic power plants are listed below:

Region	Power Generation				Electricity Sold
	July to September 2017	Change	January to September 2017	Change	July to September 2017	Change	January to September 2017	Change
*Heilongjiang Province	3.420	4.71%	9.837	5.65%	3.190	4.55%	9.204	5.71%
*Coal-fired	3.207	2.91%	9.188	4.21%	2.987	2.89%	8.576	4.31%
*Wind-power	0.213	42.06%	0.649	31.31%	0.202	37.08%	0.629	29.42%
*Jilin Province	2.259	8.32%	6.242	10.58%	2.135	8.20%	5.887	10.87%
*Coal-fired	1.992	5.62%	5.408	7.42%	1.881	5.55%	5.092	7.45%
*Wind-power	0.187	56.36%	0.613	53.09%	0.180	53.19%	0.591	56.26%
*Hydro-power	0.017	-26.22%	0.062	15.04%	0.017	-25.61%	0.061	15.52%
*PV	0.0065	–	0.0068	–	0.0065	–	0.0067	–
*Biomass power	0.056	-0.28%	0.152	-2.53%	0.051	-0.52%	0.136	-2.41%
Liaoning Province	6.078	13.05%	14.649	2.55%	5.686	12.77%	13.699	2.13%
Coal-fired	5.968	12.50%	14.339	2.18%	5.577	12.18%	13.392	1.73%
Wind-power	0.067	20.53%	0.236	12.75%	0.066	20.76%	0.235	12.69%
Hydro-power	0.015	70.24%	0.029	-10.90%	0.014	69.74%	0.028	-11.18%
PV	0.0287	283.50%	0.0458	342.56%	0.0283	283.55%	0.0449	349.86%
Inner Mongolia	0.042	16.87%	0.154	-0.93%	0.041	16.63%	0.152	-1.24%
Wind-power	0.042	16.87%	0.154	-0.93%	0.041	16.63%	0.152	-1.24%
Hebei Province	3.854	6.91%	10.621	3.99%	3.615	7.00%	9.978	3.83%
Coal-fired	3.803	6.10%	10.443	3.13%	3.567	6.10%	9.824	3.08%
Wind-power	0.041	216.84%	0.147	84.62%	0.039	223.17%	0.126	66.99%
PV	0.0100	31.41%	0.0309	289.22%	0.0094	88.58%	0.0290	481.86%
Gansu Province	2.085	1.31%	7.195	0.59%	1.975	0.19%	6.819	-0.28%
Coal-fired	1.603	-5.42%	5.999	-1.69%	1.506	-7.21%	5.663	-2.88%
Wind-power	0.483	32.63%	1.195	13.89%	0.469	34.62%	1.155	14.80%
Ningxia	0.0067	-	0.0071	-	0.0064	-	0.0068	-
PV	0.0067	–	0.0071	–	0.0064	–	0.0068	–
Beijing	1.021	-42.88%	4.368	-22.00%	0.980	-41.69%	4.129	-20.90%
Coal-fired	0.121	-81.91%	1.207	-49.05%	0.102	-82.50%	1.047	-49.22%
Combined Cycle	0.900	-19.68%	3.161	-2.17%	0.878	-19.98%	3.082	-2.42%
Tianjin	2.222	21.72%	5.467	6.57%	2.096	21.27%	5.145	6.31%
Coal-fired	1.691	38.40%	4.381	18.06%	1.578	38.64%	4.087	18.27%
Combined Cycle	0.531	-12.13%	1.085	-23.52%	0.517	-12.39%	1.057	-23.61%

Region	Power Generation				Electricity Sold
	July to September 2017	Change	January to September 2017	Change	July to September 2017	Change	January to September 2017	Change
PV	0.0008	–	0.0008	–	0.0008	–	0.0008	–
Shanxi Province	2.009	-22.35%	7.417	-13.81%	1.849	-23.43%	6.946	-14.03%
Coal-fired	1.926	-20.60%	5.370	-22.74%	1.781	-21.16%	4.966	-23.27%
Combined Cycle	0.064	-60.25%	2.028	22.58%	0.062	-60.25%	1.973	22.82%
PV	0.0185	–	0.0188	–	0.0060	–	0.0060	–
Shandong Province	25.367	104.60%	67.219	104.45%	23.710	111.51%	62.927	112.78%
Coal-fired	25.232	103.51%	66.772	103.09%	23.576	110.32%	62.492	111.31%
*Wind-power	0.065	6.23%	0.322	12.44%	0.062	9.54%	0.312	12.12%
*PV	0.0695	271.48%	0.1242	221.86%	0.0687	229.60%	0.1233	233.68%
Henan Province	5.409	-11.18%	16.281	2.46%	5.069	-4.35%	15.326	11.37%
Coal-fired	5.056	-7.95%	14.919	3.30%	4.724	-10.86%	13.993	1.68%
*Combined Cycle	0.328	-44.99%	1.298	-10.29%	0.321	-45.01%	1.270	-10.32%
Wind-power	0.018	–	0.056	–	0.018	–	0.056	–
PV	0.0063	–	0.0077	–	0.0062	–	0.0076	–
Jiangsu Province	11.659	-4.90%	33.044	3.81%	10.950	-5.75%	31.243	3.36%
Coal-fired	9.599	-12.10%	28.541	-1.34%	9.032	-12.36%	26.950	-1.59%
Combined Cycle	1.807	48.10%	3.819	52.68%	1.682	40.59%	3.656	48.88%
Wind-power	0.235	97.81%	0.654	63.40%	0.218	87.45%	0.606	56.70%
PV	0.0186	–	0.0306	–	0.0184	–	0.0301	–
Shanghai	5.317	11.22%	14.083	2.08%	5.015	11.10%	13.327	1.95%
Coal-fired	4.798	14.06%	12.636	1.76%	4.509	13.94%	11.914	1.58%
Combined Cycle	0.519	-9.64%	1.447	4.92%	0.506	-9.12%	1.413	5.18%
Chongqing	2.469	-17.74%	6.680	-8.27%	2.278	-18.38%	6.191	-8.43%
Coal-fired	2.120	-8.85%	5.602	-6.41%	1.939	-9.11%	5.141	-6.48%
Combined Cycle	0.349	-48.32%	1.078	-16.89%	0.340	-48.42%	1.049	-16.89%
Zhejiang Province	7.090	-0.18%	20.534	12.67%	6.791	-0.20%	19.706	12.82%
Coal-fired	6.901	-0.11%	20.105	12.41%	6.605	-0.13%	19.287	12.56%
Combined Cycle	0.174	-5.37%	0.390	20.58%	0.169	-5.68%	0.380	20.30%
PV	0.0157	45.30%	0.0384	150.28%	0.0164	49.03%	0.0382	148.93%
Hubei Province	4.513	3.02%	11.045	6.76%	4.220	3.06%	10.331	6.52%
Coal-fired	4.327	2.26%	10.559	5.67%	4.040	2.01%	9.859	5.24%
Wind-power	0.072	27.57%	0.218	90.21%	0.071	59.92%	0.214	111.71%
Hydro-power	0.112	20.18%	0.266	11.72%	0.109	20.91%	0.258	12.15%

Region	Power Generation				Electricity Sold
	July to September 2017	Change	January to September 2017	Change	July to September 2017	Change	January to September 2017	Change
PV	0.0020	–	0.0020	–	0.0003	–	0.0003	–
Hunan Province	2.646	9.92%	6.554	18.91%	2.474	9.48%	6.128	18.32%
Coal-fired	2.455	10.80%	5.874	21.56%	2.285	10.38%	5.457	21.05%
Wind-power	0.121	1.14%	0.410	4.10%	0.119	1.11%	0.406	4.08%
Hydro-power	0.062	-15.22%	0.260	-9.26%	0.060	-15.33%	0.255	-9.28%
PV	0.0092	–	0.0107	–	0.0091	–	0.0105	–
Jiangxi Province	5.633	14.81%	14.621	17.10%	5.365	14.57%	13.955	17.19%
Coal-fired	5.558	13.75%	14.451	16.39%	5.306	13.79%	13.810	16.63%
Wind-power	0.075	277.37%	0.170	144.71%	0.059	203.71%	0.145	112.93%
Anhui Province	1.530	-6.72%	4.376	-1.64%	1.458	-6.73%	4.182	-1.04%
Coal-fired	1.462	-5.94%	4.199	-1.55%	1.390	-5.91%	4.007	-1.32%
Wind-power	0.035	8.73%	0.093	91.00%	0.034	8.82%	0.093	194.30%
Hydro-power	0.034	-38.26%	0.083	-38.06%	0.033	-38.36%	0.083	-38.16%
Fujian Province	3.258	19.00%	7.283	18.82%	3.070	18.93%	6.863	18.87%
Coal-fired	3.254	18.83%	7.278	18.75%	3.068	18.87%	6.861	18.84%
PV	0.0045	–	0.0048	–	0.0015	–	0.0015	–
Guangdong Province	5.767	23.72%	15.001	19.87%	5.484	23.29%	14.321	19.78%
Coal-fired	5.760	23.63%	14.984	19.76%	5.477	23.18%	14.304	19.65%
PV	0.0072	200.51%	0.0172	621.99%	0.0071	319.66%	0.0172	907.76%
Yunnan Province	0.867	-0.51%	2.747	-7.89%	0.795	-0.50%	2.538	-7.50%
Coal-fired	0.808	-1.69%	2.439	-11.98%	0.739	-2.49%	2.239	-12.13%
Wind-power	0.058	19.09%	0.309	45.61%	0.057	35.57%	0.299	52.77%
Guizhou Province	0.009	6.64%	0.043	31.24%	0.009	5.68%	0.042	63.54%
Wind-power	0.009	6.64%	0.043	31.24%	0.009	5.68%	0.042	63.54%
Hainan Province	3.059	3.62%	8.801	-11.03%	2.831	3.43%	8.166	-11.32%
Coal-fired	2.985	6.25%	8.576	-11.18%	2.758	6.18%	7.945	-11.52%
Combined Cycle	0.006	-87.43%	0.013	-84.11%	0.005	-87.23%	0.013	-83.70%
Wind-power	0.014	6.77%	0.067	12.72%	0.014	6.40%	0.065	12.57%
Hydro-power	0.043	-46.41%	0.124	39.10%	0.043	-46.59%	0.122	39.66%
PV	0.0110	201.41%	0.0211	476.52%	0.0109	202.58%	0.0208	477.91%
Total	107.592	24.36%	294.271	26.52%	101.092	23.79%	277.212	26.16%

Note:
The remark * represented the regional companies or power plants involved in the new acquisition by the Company at the end of 2016. They had been incorporated in the Company’s financial statements since 1 January 2017, and the year-on-year data of which is for information only.

For the third quarter of 2017, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 22.4% in Singapore, representing an increase of 1.2 percentage points compared to the same period last year. In the first three quarters of 2017, the accumulated power generation accounted for a market share of 21.8%, representing an increase of 0.3 percentage point compared to the same period last year.

In addition, Units 1 and 2 of Huaneng Jiangsu Suzhou Gas Turbine Combined Cycle Thermal Power (452 MW), part of the wind turbine units (24 × 2) of Huaneng Jiangxi Linghuashan Wind Turbine (48 MW), Huaneng Liaoning Jianchang Bashihan Photovoltaic (22.03 MW), Huaneng Liaoning Jichang Bashihan Photovoltaic Phase II (22.03 MW), Huaneng Liaoning Xiaode Yingzi Photovoltaic (15.56 MW), Huaneng Liaoning Chaoyang Heiniu Yingzi Photovoltaic (18.79 MW), part of the photovoltaic power generation units of Huaneng Hubei Suizhou Zengdufu River Terrestrial Photovoltaic (16.7 MW) (each being wholly owned by the Company), as well as part of the wind turbine units (20 × 5 + 24 × 4) of Huaneng Jiangsu Rudong Offshore Wind Power (196 MW) (which is 75% owned by the Company) and part of the photovoltaic power generation units of Huaneng Hainan Haikou Power Plant Ash Field (12.5 MW) (which is 91.8% owned by the Company) have been put into operation in the third quarter. Meanwhile, the installed capacity of certain power plants invested by the Company also changed. As of 30 September 2017, the Company had a controlled installed capacity of 102,502 MW and an equity-based installed capacity of 91,138 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 October 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     October 17, 2017